EXHIBIT 99.1

This Nineteenth Amended and Restated Agreement made by the undersigned persons certifies that each undersigned person agrees that the Schedule 13D/A, and all amendments thereto, to which this Exhibit 99.1 is attached, is filed on behalf of each of them and the Group. The "Group" (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:

1. James J. Kim
2. James J. Kim, as Trustee
3. Agnes C. Kim
4. John T. Kim
5. John T. Kim, as Trustee
6. David D. Kim
7. David D. Kim, as Trustee
8. Susan Y. Kim
9. Susan Y. Kim, as Trustee
10. Liam E. Blaney
11. John T. Kim Trust of December 31, 1987
12. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
13. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
14. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
15. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
16. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
17. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
18. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
19. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
20. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
21. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
22. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
23. The James and Agnes Kim Foundation, Inc.
24. 915 Investments, LP, for which John T. Kim is the sole general partner
25. John T. Kim 2007 Children's Trust UA dated 12/28/07
26. Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner
27. Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dated 8/29/18
28. John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12
29. Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
30. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
31. Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12
32. Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners
33. Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20
34. Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20
35. Alexandra Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
36. Jacqueline Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
37. Dylan Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
38. Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members
39. James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021
40. Susins, LLC, for which John T. Kim and Liam E. Blaney are the members
41. 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023
42. 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023
43. 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023
44. Kim Capital Partners – KCP, LLC, for which Susan Y. Kim and John T. Kim are the managers
45. 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024
46. 2024 Grantor Retained Annuity Trust of James J. Kim 8/5/2024
47. 2024 Grantor Retained Annuity Trust of Agnes C. Kim 8/5/2024
48. John T. Kim 2024 GRAT #1 dtd. 08/09/2024
49. John T. Kim 2024 GRAT #2 dtd. 08/09/2024

*[Signature Pages Follow]*

Each undersigned further agrees the information as it pertains to each undersigned is accurate and complete and that each undersigned has no knowledge or reason to believe that information as it relates to the other persons making this filing is inaccurate.

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Agnes C. Kim

/s/ Brian D. Short, Attorney-in-Fact
John T. Kim

/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim

/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Liam E. Blaney

**John T. Kim Trust of December 31, 1987**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

**Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

**Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

**Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05**

By: /s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

**James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

**James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08**

By: /s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

**The James and Agnes Kim Foundation, Inc.**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Secretary

**915 Investments, LP**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as General Partner

**John T. Kim 2007 Children's Trust U/A dated 12/28/07**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Sujoda Investments, LP**

By: Sujoda Management, LLC, its General Partner

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Manager

**Qualified Annuity Trust under the Susan Y. Kim 2018-1
Irrevocable Trust Agreement dtd 8/29/18**

By: /s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

**John T. Kim 2012 Generation-Skipping Trust U/A Dated
12/11/12**

By: /s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

**Family Trust under the John T. Kim 2018 Irrevocable Trust
Agreement dated 2/6/18**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Family Trust under the John T. Kim 2012 Irrevocable Trust
Agreement dated 12/11/12**

By: /s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

**Family Trust under the Susan Y. Kim 2012 Irrevocable Trust
Agreement dated 7/26/12**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Sujochil, LP**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as General Partner

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as General Partner

**Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Alexandra Investments, LLC**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

**Jacqueline Investments, LLC**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

**Dylan Investments, LLC**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

**Sujoda Management, LLC**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

**James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Trustee

**Susins, LLC**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, Manager

**2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**Kim Capital Partners – KCP, LLC**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

**2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024**

By: /s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

**John T. Kim 2024 GRAT #1 dtd. 08/09/2024**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

**John T. Kim 2024 GRAT #2 dtd. 08/09/2024**

By: /s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee